Filed by Overture Services, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Overture Services, Inc.
Commission File No.: 000-26365

On July 23, 2003, Overture Services, Inc. issued a press release announcing financial results for the second quarter of 2003, entitled “Overture Reports Strong Second Quarter 2003 Financial Results.” The text of the press release follows.

Overture Reports Strong Second Quarter 2003 Financial Results

PASADENA, Calif., July 23, 2003 – Overture Services, Inc. (Nasdaq: OVER), a global leader in commercial search services on the Internet, today announced financial results for the second quarter ended June 30, 2003.

Second Quarter Results
 Overture reported second quarter 2003 revenue of $265.3 million, up 74 percent from revenue of $152.5 million in the second quarter of 2002. The rise in revenue was due to substantial increases in paid introductions and in the average price per paid introduction.

Second quarter 2003 net income was $7.6 million, or $0.12 per diluted share, compared to second quarter 2002 net income of $17.5 million, or $0.29 per diluted share.

Overture ended the second quarter with a strong balance sheet, including approximately $113 million in unrestricted cash and liquid investments. This reflects cash payments made during the quarter to complete the acquisitions of the Web search unit of Fast Search & Transfer (FAST) and the business of the AltaVista Company, but does not reflect a contingent performance-based cash incentive payment to FAST of up to $30 million over three years.

On July 14, Overture and Yahoo! Inc. announced a definitive agreement under which Yahoo! will acquire Overture for approximately $1.6 billion in stock and cash. The transaction is expected to close in the fourth quarter of this year and is subject to the approval of regulators and Overture’s shareholders.

“As we move toward our merger with Yahoo!, our business continues to demonstrate strong operating momentum,” said Ted Meisel, Overture’s president and chief executive officer. “Our second quarter results provide clear evidence that we continue to drive the core business while rapidly transforming Overture from a one-product company to a multi-product enterprise operating successfully on a global scale.”

Accelerated Growth in Core U.S. Business
 The key metrics driving Overture’s revenue are paid introductions (when a user clicks on an Overture listing provided by an advertiser) and the average price per introduction paid by Overture’s advertisers. Overture facilitated 646 million paid introductions between advertisers and consumers worldwide in the second quarter of 2003, compared to 515 million paid introductions on a worldwide basis in the second quarter of 2002 and 608 million in the first quarter of 2003.

Advertisers continued to increase the amount of their keyword bids in Overture’s dynamic marketplace. On a worldwide basis, advertisers paid Overture an average of $0.40 for each paid introduction during the second quarter of 2003, a three-cent sequential increase from $0.37 in the first quarter of 2003. The average price per introduction in the second quarter of 2002 was $0.30.

Overture’s advertiser growth remains strong as more businesses adopt commercial search as part of their multi-channel marketing campaigns. The company added 7,000 businesses net worldwide to its roster of advertisers in the second quarter of 2003, bringing the total number of active, paying advertisers to 95,000, up 42 percent from 67,000 in the second quarter of 2002 and up 8 percent from 88,000 in the first quarter of 2003.

During the second quarter of 2003, Overture launched a number of new service enhancements, including the introduction of more sophisticated matching technologies. As a result, Overture’s advertisers are now receiving more qualified leads and reducing the time they spend identifying exact matches in advance.

Continued Overseas Momentum
 International expansion continues to be a key area of investment and growth for Overture. International revenues in the second quarter of 2003 totaled $32 million, or 12 percent of total revenue, up from $22 million in the first quarter of the year. As previously announced, the company expects international operations to reach breakeven by early 2004.

During the quarter, Overture successfully launched new marketplaces in both Italy and South Korea. In addition, Overture UK signed new distribution deals with Loot.com, VNUnet.com and Advertising.com. Overture Germany strengthened its affiliate network during the second quarter with new partner Bellnet, extended its partnership with Dooyoo and is now providing Content Match to several partners including RTL, MSN and Dooyoo. In Asia, Overture Japan signed a new distribution deal with @woman, a leading Japanese portal for women.

Overture is continuing its rollout into additional European markets with the expected launch of Spain, the Netherlands, Austria, Switzerland and Scandinavia by the end of the year.

Progress on New Product Initiatives
 During the second quarter of 2003, Overture launched Content Match, the company’s contextual advertising product, which places the company’s search results on relevant content-based pages of its distribution partners’ Web sites. Contextual advertising is a new and rapidly expanding market and represents a significant growth opportunity for Overture. In addition, it builds on Overture’s leadership in commercial search by providing advertisers with access to new sources of targeted leads, distribution partners with a potentially significant new revenue opportunity and consumers with links that are highly relevant to the pages they are viewing.

The company also made progress on its 100-day integration plan for AltaVista and the Web search unit of FAST and advanced its plans to offer a full range of Web search products and services. Overture is on track to launch Express Inclusion, an integrated paid inclusion product, later in the third quarter. The company is also on schedule to combine its acquired Web search products into one world-class Web search technology platform by the end of the year.

Cost savings at AltaVista and the Web search unit of FAST have been achieved by reducing headcount and other SG&A costs, as well as through the sale of AltaVista’s enterprise search business.

Growth in Worldwide Distribution Partnerships
 Backed by the highest quality commercial search listings, Overture has built one of the most extensive Internet search distribution networks, both in the U.S. and overseas.

Among agreements won and/or expanded in the second quarter of 2003, Overture extended and expanded its paid placement agreement with Lycos Inc. in the U.S. through May 2006, originally due to expire in November of this year. As part of the expanded deal, Overture now provides Lycos with algorithmic search results through a transferred contract from the newly acquired Web search unit of FAST. As a result, Overture is now providing Lycos with a complete search solution including paid placement search, Web search and paid inclusion.

In addition, Overture grew its distribution network through the launch of Content Match, adding a number of new partners such as Edmunds.com, the MyFamily Network of Web sites, the Away Network and Advertising.com, as well as existing partners such as Yahoo! and MSN.

Subsequent to the end of the quarter, Overture extended its U.S. commercial search distribution agreement with HP for an additional year, to 2004, and expanded the agreement to include Canada. Under the terms of the agreement, Overture will provide its paid placement search results to users of the HP Pavilion and Compaq Presario lines of notebook and desktop PCs. The company also extended and expanded its global relationship with MSN.

In addition, Overture announced that leading Canadian Web destination site Sympatico, a division of Bell Canada, has chosen Overture to provide its full suite of search products for English-speaking users in an exclusive, two-year agreement that includes paid placement, algorithmic search and paid inclusion. Sympatico will also display Overture’s new contextual advertising product, Content Match.

Expressed as a percentage of revenue, traffic acquisition costs (TAC) were 64 percent in the second quarter of 2003, sequentially flat versus TAC of 64 percent in the first quarter of 2003. TAC in the second quarter of 2002 was 53 percent.

Business Outlook
 Following the announcement of its proposed merger with Yahoo!, the company said it will not provide detailed forward-looking guidance. Overture noted that its full year 2003 outlook for revenue, net income and EBITDA is more favorable than previously projected as a result of the strength of its second quarter results and the positive business trends the company is observing. The company added that the third quarter First Call consensus EPS estimate of $0.07 is at the high end of the company’s forecast. Relative to the second quarter, the company noted that it would incur additional expenses due to a full quarter of investments in its Web search product, an anticipated increase in TAC as a percentage of revenue, and potential expenses associated with the planned merger with Yahoo!.

Conference Call Details
 Overture will be holding a conference call to discuss its second quarter 2003 results at 5:00 p.m. Eastern/2:00 p.m. Pacific today, July 23, 2003. Participants will have an opportunity to listen to the conference call live over the Internet at www.overture.com in the Investor section. Please go to the site 15 minutes prior to the start of the call to download any necessary software. For those who cannot listen to the live broadcast of the call, a replay will be available shortly after the live call ends.

About Overture
 Overture is a global leader in commercial search services on the Internet, providing new and more powerful ways for businesses and customers to connect online. Overture pioneered commercial search by aligning the interests of consumers, its 95,000 active, paying advertisers and its distribution partners, including Yahoo!, MSN and CNN. The company offers a full suite of Internet search products and search-related services. In addition, the company operates the AltaVista.com and AlltheWeb.com Web sites. Founded in 1997, Overture is based in Pasadena, Calif., with U.S. offices in New York, Chicago, San Francisco and Palo Alto, Calif. The headquarters for Overture’s non-U.S. business is in Ireland, with offices in the United Kingdom, Germany, France, Italy, Norway, Japan and South Korea. On July 14, 2003, Yahoo! (Nasdaq: YHOO) and Overture signed a definitive agreement for Yahoo! to acquire Overture subject to certain conditions. For more information about Overture, visit www.overture.com.

This press release contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements include without limitation statements regarding management’s expectations regarding Overture’s future financial performance, including Overture’s future operating results; Overture’s beliefs and expectations about the future, the search market and its position to capitalize on opportunities in that market, the acceptance and adoption of commercial search, the expected benefits of Overture’s new product and service offerings, Overture’s affiliate partnerships and affiliate program, Overture’s business model, the growth of Overture’s overseas markets and Overture’s planned launches in Spain, Austria, the Netherlands, Switzerland and Scandinavia; the benefits for Overture and its affiliates, advertisers and users expected from the acquisition of FAST’s Web search unit and AltaVista’s business; the growth of search, paid inclusion and contextual advertising and Overture’s ability to capitalize on those opportunities; Overture’s ability to successfully build new search products and services; the acceptance and adoption of paid inclusion; and Overture’s planned acquisition by Yahoo!. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially. These risks and uncertainties include, among others: possible fluctuations in the demand for Overture’s services; possible fluctuations in economic conditions affecting the market for Overture’s services; the risk that Overture’s acquisition by Yahoo! will not be completed, including as a result of failure to obtain regulatory or stockholder approvals; the risk that the benefits of Overture’s acquisition by Yahoo! will not be achieved or will take longer than expected; the effect of the announcement of Overture’s acquisition by Yahoo! on Overture’s affiliate and advertiser relationships; Overture’s ability to compete with existing or new competitors; more aggressive competition for affiliate relationships or other actions by Overture’s competitors; the risk that Overture’s key performance metrics, including overall traffic and use of Overture’s services, number of paid clicks, average price per paid click and the number of advertisers might not continue to increase at historical rates or might decline; the risk that Overture may not experience benefits through agreements with its affiliates or that affiliates may not continue or renew their agreements with Overture; the risk that Overture may encounter difficulties in connection with or not experience benefits from international expansion or that the costs of international expansion might be higher than anticipated; the risk that Overture will not realize value from the acquisitions of AltaVista and FAST’s Web search unit; the risk that it may take longer to achieve value from the acquisitions than management’s current expectations; the risk that Overture will not be able to integrate the people, services, technology and product lines of FAST’s Web search unit or AltaVista in an efficient and timely manner or at all; possible fluctuations in the demand for Overture’s services (including on a combined basis with FAST and AltaVista and demand for Overture’s new contextual advertising product); possible fluctuations in economic conditions affecting the markets for Overture’s services (including on a combined basis with FAST and AltaVista and including the contextual advertising market); unforeseen difficulties in developing or offering new products and services; the risk that Overture and its affiliates, advertisers and users will not derive benefits from new products and services; and the risk that Overture’s affiliates may not elect to purchase additional services from Overture as a result of the acquisitions of AltaVista and FAST’s Web search unit. For a discussion of other risks that could cause actual results or events to differ materially from such forward-looking statements, see the discussion of “Risks That Could Affect Our Financial Condition and Results of Operations” in Overture’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission for the period ended March 31, 2003. Overture undertakes no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this press release.

Overture and Content Match are service marks of Overture Services, Inc.

Additional Information
Yahoo! Inc. and Overture Services, Inc. intend to file a registration statement on Form S-4 containing a proxy statement/prospectus in connection with the merger transaction involving Yahoo! and Overture. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the merger. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Overture by contacting Overture Investor Relations at 74 North Pasadena Avenue, 3rd Floor, Pasadena, California 91103, 888-811-4686. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Yahoo! by contacting Yahoo! Investor Relations, 701 First Avenue, Sunnyvale, California 94089, 408-349-3300.

Yahoo! and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Overture in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus of Yahoo! and Overture described above. Additional information regarding the directors and executive officers of Yahoo! is also included in Yahoo’s proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 15, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Yahoo! by contacting Yahoo! Investor Relations at 701 First Avenue, Sunnyvale, California 94089, 408-349-3300.

Overture and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Overture in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus of Yahoo! and Overture described above. Additional information regarding these directors and executive officers is also included in Overture’s proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 18, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Overture by contacting Overture Investor Relations at Overture Investor Relations at 74 North Pasadena Avenue, 3rd Floor, Pasadena, California 91103, 888-811-4686.

[Financial Tables Follow]

OVERTURE SERVICES, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amount)

	June 30,	December 31,
	2003	2002

	(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$83,138	$78,987
Short-term investments	23,099	118,905
Accounts receivable, net	56,096	31,682
Prepaid expenses, deferred tax assets and other	23,555	23,483
Prepaid traffic acquisition expense	37,576	25,372

Total current assets	223,464	278,429
Property and equipment, net	73,143	55,656
Intangible assets, net	34,049	1,393
Goodwill	187,303	—
Restricted investments	8,535	—
Long-term investments	7,194	52,852
Long-term prepaid traffic acquisition expense	38,366	36,738
Long term deferred tax assets and other	12,988	10,648

Total assets	$585,042	$435,716

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$124,260	$93,293
Accrued expenses	29,938	21,010
Deferred revenue	19,141	16,672

Total current liabilities	173,339	130,975
Long-term liabilities	859	1,203
STOCKHOLDERS’ EQUITY:
Preferred Stock; $0.0001 par value, 10,000 shares authorized as of June 30, 2003 and December 31, 2002	—	—
Common stock, $0.0001 par value, 200,000 shares authorized as of June 30, 2003 and December 31, 2002; 63,794 and 59,249 shares issued and outstanding as of June 30, 2003 and December 31, 2002, respectively	6	6
Additional paid-in capital	795,775	709,568
Deferred compensation, net	(818)	(210)
Accumulated other comprehensive income	5,836	2,890
Accumulated deficit	(389,955)	(408,716)

Total stockholders’ equity	410,844	303,538

Total liabilities and stockholders’ equity	$585,042	$435,716

OVERTURE SERVICES, INC.

(In thousands, except per share amounts; unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2003	2002	2003	2002

Revenue	$265,332	$152,496	$490,057	$295,341
Operating expenses:
Search serving	17,252	8,701	30,220	14,694
Traffic acquisition	169,105	81,437	313,130	158,440
Marketing, sales and service	21,168	12,438	38,968	23,867
General and administrative	31,979	17,324	56,050	33,631
Product development	10,241	5,005	18,030	9,372
Amortization of deferred compensation and intangible assets	1,316	396	2,016	819
Reduction in loss on litigation ruling	—	—	(3,941)	—

	251,061	125,301	454,473	240,823

Income from operations	14,271	27,195	35,584	54,518
Other income:
Interest income, net	371	588	1,231	1,837
Other income, net	249	129	213	847

Income before income taxes	14,891	27,912	37,028	57,202
Provision for income taxes	7,267	10,429	18,267	10,429

Net income	$7,624	$17,483	$18,761	$46,773

Basic net income per share	$0.12	$0.30	$0.32	$0.81

Diluted net income per share	$0.12	$0.29	$0.31	$0.78

Weighted average shares used to compute basic net income per share	62,532	58,078	58,834	57,746
Weighted average shares used to compute diluted net income per share	63,218	60,159	59,902	60,322
Earnings before interest, taxes, depreciation and amortization (EBITDA) (1)	$25,745	$32,324	$55,987	$64,826

(1)  EBITDA data should be considered in addition to, not as a substitute for or superior to, income from operations, net income, net income per share, cash flows, or other measures of financial performance prepared in accordance with generally accepted accounting principles. We believe that EBITDA provides useful information regarding the ongoing operations of the Company, as it excludes the effects of interest, income taxes, depreciation and amortization, which are costs not directly attributable to the underlying performance of the business.

For 2003, EBITDA includes a one-time credit of $3.9 million for a reduction in an accrual with respect to an unfavorable arbitration ruling regarding a former affiliate, InternetFuel.

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2003	2002	2003	2002

Reconciliation of Non-GAAP Measures
Net income excluding one-time credit (1)	$7,624	$17,483	$16,396	$46,773
Add: Reduction in loss on litigation ruling	—	—	3,941	—
Less: Tax effect	—	—	(1,576)	—

Net income	$7,624	$17,483	$18,761	$46,773

EBITDA	$25,745	$32,324	$55,987	$64,826
Add: Interest income, net	371	588	1,231	1,837
Less: Income taxes	(7,267)	(10,429)	(18,267)	(10,429)
Less: Depreciation	(9,909)	(4,604)	(18,174)	(8,642)
Less: Amortization	(1,316)	(396)	(2,016)	(819)
Net income	$7,624	$17,483	$18,761	$46,773

(1)  We believe the non-GAAP measure, net income excluding one-time credit for the reduction in loss on an unfavorable litigation ruling, provides useful information regarding the ongoing operations of the Company since the Company believes this type of item is unlikely to reoccur. This measure should be considered in addition to, not as a substitute for or superior to, net income, net income per share or other measures of financial performance prepared in accordance with generally accepted accounting principles.

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